UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Dave & Buster's, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23833N104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Simon M. Lorne, Esq.
                            Millennium Partners, L.P.
                           666 Fifth Avenue, 8th Floor
                            New York, New York 10103
                                 (212) 841-4100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 24, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

                                  SCHEDULE 13D

-----------------------                                 ------------------------
CUSIP No. 23833N104                                           Page 2 of 10 Pages
-----------------------                                 ------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millenco, L.P.
     13-3532932
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        816,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    816,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     816,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7% (which percentage was calculated based on an aggregate number of 14,313,500 shares of Common Stock outstanding, as reported by the Issuer in its proxy statement on Schedule 14A, filed as of January 25, 2006).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN, BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 ------------------------
CUSIP No. 23833N104                                           Page 3 of 10 Pages
-----------------------                                 ------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millennium Management, L.L.C.
     13-3804139
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        816,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    816,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     816,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7% (which percentage was calculated based on an aggregate number of 14,313,500 shares of Common Stock outstanding, as reported by the Issuer in its proxy statement on Schedule 14A, filed as of January 25, 2006).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 ------------------------
CUSIP No. 23833N104                                           Page 4 of 10 Pages
-----------------------                                 ------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Israel A. Englander
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        816,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    816,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     816,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7% (which percentage was calculated based on an aggregate number of 14,313,500 shares of Common Stock outstanding, as reported by the Issuer in its proxy statement on Schedule 14A, filed as of January 25, 2006).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23833N104                                           Page 5 of 10 Pages

                                Explanatory Note

      This Amendment No. 1 amends and supplements the items of Schedule 13D ("Schedule 13D"), originally filed by the undersigned with the Securities and Exchange Commission on February 14, 2006, as reflected below. The class of equity securities to which this Amendment to Schedule 13D relates is the shares of common stock, $0.01 par value per share ("Common Stock"), of Dave & Buster's, Inc., a Missouri corporation (the "Company" or "Issuer").

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended to include the following:

      This amendment reflects, among other things, an additional purchase of 10,000 shares of Common Stock. The amount of funds used to purchase such shares was $181,950.00 (excluding brokerage commissions). All of such funds were from the investment capital of Millenco.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended to include the following:

      On February 24, 2006, Millenco, L.P., as the beneficial owner of 816,700 shares of Common Stock, delivered a letter to the Issuer i) opposing the plan of merger between the Issuer and WS Midway Acquisition Sub, Inc. and WS Midway Holdings, both affiliates of Wellspring Capital Management, LLC and ii) notifying that Millenco, L.P. planned to exercise its appraisal/dissenters' rights with respect to its shares of Common Stock pursuant to Section 351.455 of the Missouri General Business Corporation Law.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Millenco holds 816,700 shares of Common Stock. Such shares represent in the aggregate approximately 5.7% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 14,313,500 shares of Common Stock outstanding, as reported by the Issuer in its proxy statement on Schedule 14A, filed as of January 25, 2006.

      Millennium Management, as the general partner of Millenco, may also be deemed to beneficially own the 816,700 shares of Common Stock beneficially owned by Millenco.

      Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 816,700 shares of Common Stock beneficially owned by Millenco.

      The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

CUSIP No. 23833N104                                           Page 6 of 10 Pages

      (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 816,700 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (c) Transactions in Company Common Stock since the most recent filing on
Schedule 13D: Schedule A annexed hereto lists all transactions in the Common Stock since the most recent filing on Schedule 13D by the Reporting Persons. Such transactions in the Common Stock were effected in the open market.

      (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Millenco maintains an open short position of 1,813 shares of Common Stock, which position is not netted against the data provided herein as to the number of shares beneficially owned by the Reporting Persons. Other than as described herein, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No. Description

      Exhibit I: Joint Filer Agreement, dated as of February 14, 2006, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander (filed as Exhibit I to the Schedule 13D filed on February 14, 2006 and incorporated herein by reference).

      Exhibit II: Letter dated February 24, 2006 sent by Cede & Co., at the request of Merrill Lynch, Pierce, Fenner & Smith Inc. on behalf of Millenco, L.P., representing 768,362 shares of Common Stock, to Dave & Buster's, Inc.

      Exhibit III: Letter dated February 24, 2006 sent by Cede & Co., at the request of Merrill Lynch, Pierce, Fenner & Smith Inc. on behalf of Millenco, L.P., representing 48,338 shares of Common Stock, to Dave & Buster's, Inc.

CUSIP No. 23833N104                                           Page 7 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2006

                                     MILLENCO, L.P.

                                     By: Millennium Management, L.L.C.
                                         its general partner

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:   Terry Feeney
                                     Title:  Chief Operating Officer

                                     MILLENNIUM MANAGEMENT, L.L.C.

                                     By: /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:   Terry Feeney
                                     Title:  Chief Operating Officer

                                     /s/ Israel A. Englander by Simon Lorne
                                     pursuant to Power of Attorney filed with
                                     the SEC on June 6, 2005
                                     -------------------------------------------
                                     Israel A. Englander

CUSIP No. 23833N104                                           Page 8 of 10 Pages

                                   SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK SINCE THE FILING OF THE INITIAL SCHEDULE 13D.

------------------------------------------
                 Quantity
  Date of        Purchased       Price Per
Transaction       (Sold)           Share
------------------------------------------
 2/14/2006           200           18.17
------------------------------------------
 2/14/2006           200           18.17
------------------------------------------
 2/14/2006           400           18.17
------------------------------------------
 2/14/2006           500           18.17
------------------------------------------
 2/14/2006           500           18.17
------------------------------------------
 2/14/2006         3,200           18.17
------------------------------------------
 2/14/2006         5,000           18.22
------------------------------------------

Note: All such transactions were effected by Millenco.

CUSIP No. 23833N104                                           Page 9 of 10 Pages

EXHIBIT II

                                   Cede & Co.
                        c/o The Depository Trust Company
                                 55 Water Street
                           Proxy Department-50th Floor
                            New York, New York 10041

February 24, 2006

Dave & Buster's, Inc.
2481 Manana Drive
Dallas, Texas 75220

Attention: Corporate Secretary

Cede & Co. the nominee of The Depository Trust Company ("DTC") is a holder of record of common stock of Dave & Buster's, Inc. DTC is informed by its Participant, Merrill Lynch, Pierce, Fenner & Smith Inc ("Participant"), that -768,362- of such common shares (the "Shares") are beneficially owned customers of the Participant. The names and addresses of these customers of the Participant are attached to this letter as (Exhibit A).

In accordance with instructions received from the Participant on behalf of its customer, we hereby object to the plan of merger or consolidation between Dave & Buster's Inc. and WS Midway Acquisition Sub, Inc. and WS Midway Holdings. (affiliates of Wellspring Capital Management LLC) and exercise appraisal/dissenters' rights with respect to the Shares, pursuant to Section
351.455 of the Missouri General Business Corporation Law.

Future correspondence on this matter should be directed to:

Mr. Theodore Wachtell
Millenco, LP
666 Fifth Avenue
New York, N.Y. 10103
Telephone (212) 841-4174

With copies directed to the attention of Linda Morgan, Merrill Lynch, Pierce, Fenner & Smith., 101 Hudson Street, Corporate Actions Department, Litigation Unit-8th Floor, Jersey City, New Jersey 07302-3997 and Richard Bemporad c/o Lowey Dannenberg Bemporad & Selinger, 1 North Lexington Avenue, White Plains, N.Y. 10601.

Very truly yours,

Cede & Co.

By:  /s/ Patricia Mobley
     --------------------------
     Patricia Mobley
     Partner

CUSIP No. 23833N104                                          Page 10 of 10 Pages



EXHIBIT III

                                   Cede & Co.
                        c/o The Depository Trust Company
                                 55 Water Street
                           Proxy Department-50th Floor
                            New York, New York 10041

February 24, 2006

Dave & Buster's, Inc.
2481 Manana Drive
Dallas, Texas 75220

Attention: Corporate Secretary

Cede & Co. the nominee of The Depository Trust Company ("DTC") is a holder of record of common stock of Dave & Buster's, Inc. DTC is informed by its Participant, Merrill Lynch, Pierce, Fenner & Smith Inc ("Participant"), that -48,338- of such common shares (the "Shares") are beneficially owned customers of the Participant. The names and addresses of these customers of the Participant are attached to this letter as (Exhibit A).

In accordance with instructions received from the Participant on behalf of its customer, we hereby object to the plan of merger or consolidation between Dave & Buster's Inc. and WS Midway Acquisition Sub, Inc. and WS Midway Holdings. (affiliates of Wellspring Capital Management LLC) and exercise appraisal/dissenters' rights with respect to the Shares, pursuant to Section
351.455 of the Missouri General Business Corporation Law.

Future correspondence on this matter should be directed to:

Mr. Theodore Wachtell
Millenco, LP
666 Fifth Avenue
New York, N.Y. 10103
Telephone (212) 841-4174

With copies directed to the attention of Linda Morgan, Merrill Lynch, Pierce, Fenner & Smith., 101 Hudson Street, Corporate Actions Department, Litigation Unit-8th Floor, Jersey City, New Jersey 07302-3997 and Richard Bemporad c/o Lowey Dannenberg Bemporad & Selinger, 1 North Lexington Avenue, White Plains, N.Y. 10601.

Very truly yours,

Cede & Co.

By:  /s/ Patricia Mobley
     ----------------------------
     Patricia Mobley
     Partner